UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

PORTAGE'S HOLDING IN BIOHAVEN

Toronto, Ontario, May 8, 2017 – Portage Biotech Inc. ("Portage") (OTCQB: PTGEF, Canadian Stock Exchange: PBT.U) would like to inform that it holds 6,341,500 common shares in Biohaven Pharmaceutical Holding Company Ltd.

Portage currently has 260,688,894 issued and outstanding shares and 281,006,088 fully diluted shares.

Biohaven is a clinical-stage biopharmaceutical company with a portfolio of innovative, late-stage product candidates targeting neurological diseases, including rare disorders. Biohaven has licensed intellectual property from companies and institutions including Bristol-Myers Squibb Company, AstraZeneca AB, Yale University, Catalent, ALS Biopharma LLC and Massachusetts General Hospital.  Biohaven is a company organized under the laws of the British Virgin Islands and its United States operations are based in New Haven, Connecticut and is listed and traded on New York Stock Exchange under the trading symbol BHVN.

About Portage

Portage is engaged in the discovery and development of pharmaceutical and biotech products through clinical "proof of concept" with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

For further information, contact Kam Shah, Chief Financial Officer, by telephone at (416) 929-1806, by email at ks@portagebiotech.com or through our website, www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. Any such statements reflect Portage's current views and assumptions about future events and financial performance. Portage cannot assure that future events or performance will occur. There are important risks and other factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation for, and expressly disclaims any duty to update, the information in this News Release.
occur. There are important risks and other factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation for, and expressly disclaims any duty to update, the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 8, 2017

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer